UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The Emerging Markets Telecommunications Fund, Inc.

(Name of Issuer)

Capital Stock, par value $0.001 per share

(Title of Class of Securities)

290890102 (CUSIP Number)

October 18, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290890102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 447,000 shares of capital stock 7. Sole Dispositive Power 0 8. Shared Dispositive Power 447,000 shares of capital stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 447,000 shares of capital stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.17%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 7 Pages

CUSIP No. 290890102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 447,000 shares of capital stock 7. Sole Dispositive Power 0 8. Shared Dispositive Power 447,000 shares of capital stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 447,000 shares of capital stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.17%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 7 Pages

Item 1	(a).	Name of Issuer The Emerging Markets Telecommunications Fund, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices The address of the Issuer’s principal executive offices is: 466 Lexington Avenue, New York, New York 10017, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).

Citizenship

QVT Financial LP

527 Madison Avenue, 8th Floor

New York, New York 10022

Delaware Limited Partnership

QVT Financial GP LLC

527 Madison Avenue, 8th Floor

New York, New York 10022

Delaware Limited Liability Company

Item 2	(d).	Title of Class of Securities The title of the securities is capital stock, par value $0.001 per share (the “Shares”).

Item 2	(e).	CUSIP Number The CUSIP number of the Common Stock is 290890102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 4 of 7 Pages

Item 4.	Ownership.

(a)

Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 37,763 Shares, QVT Overseas Ltd., which beneficially owns 258,176 Shares, and for QVT Associates LP, which beneficially owns 57,316 Shares. QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”), which holds 93,745 Shares. QVT Financial has the power to direct the vote and disposition of the Shares held by each of the Fund, QVT Overseas Ltd., QVT Associates LP and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 447,000 Shares, consisting of the Shares owned by the Fund, QVT Overseas Ltd., QVT Associates LP and the Shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of Shares reported by QVT Financial.

The reported share amounts for each reporting person reflect amounts held as of October 18, 2005, as adjusted for subsequent transactions through the date hereof.

Each of QVT Financial and QVT Financial GP LLC disclaim beneficial ownership of the Shares owned by the Fund, QVT Overseas Ltd. and QVT Associates LP and the Shares held in the Separate Account.

	(b)	Percent of class: See Item 11 of the Cover Pages to this Schedule 13G.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0

		(ii)	Shared power to vote or to direct the vote See item (a) above.

		(iii)	Sole power to dispose or to direct the disposition of 0

		(iv)	Shared power to dispose or to direct the disposition of See item (a) above.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.....  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2005

QVT FINANCIAL LP

By QVT Financial GP LLC,
its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

Page 6 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 24, 2005

QVT FINANCIAL LP

By QVT Financial GP LLC,
its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

Page 7 of 7 Pages